August 22, 2024

Narayan Prabhu
Chief Financial Officer
Reviva Pharmaceuticals Holdings, Inc.
10080 N. Wolfe Road, Suite SW3-200
Cupertino, CA 95014

       Re: Reviva Pharmaceuticals Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38634
Dear Narayan Prabhu:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences